November 7, 2019

David Kastin
Senior Vice President, General Counsel
Vitamin Shoppe, Inc.
300 Harmon Meadow Blvd.
Secaucus, New Jersey 07094

       Re: Vitamin Shoppe, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed September 30, 2019
           File No. 001-34507

Dear Mr. Kastin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services
cc:    Michael P. Brueck